Exhibit 99.1

Nisun Announces Updates on Capital Allocation

SHANGHAI, China, June 16, 2022 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced updates on its use of proceeds from its December 2021 underwritten public offering of approximately $77 million of its Class A common shares and pre-funded warrants to purchase Class A common shares (“Offering”).

Since the completion of the Offering, the Company has invested approximately $32 million of the net proceeds into its two subsidiaries, NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. (“Nisun Ocean”) and Zhumadian NiSun Supply Chain Management Co., Ltd. (“Nisun ZMD”) for general corporate purposes, repaid approximately $1 million of related party debt, paid approximately $0.5 million in professional fees and held the remainder in its accounts for potential business and operational opportunities. More detailed allocations are as follows:

●	Nisun Ocean has received investments of approximately $25 million and has used approximately $3 million primarily in electronics purchases under its strategic cooperation with Shanghai Bailian Group(“Bailian”). Nisun facilitated merchandise purchases from suppliers with payment terms desirable to Bailian who can access working capital quickly and at a lower cost. Nisun Ocean earned supply chain solution service fees when Bailian received their financings. The balance of the investment remains in Nisun Ocean for future operations.

●	Nisun ZMD has received approximately $7 million investments, nearly all of which has been used to purchase household products from a major online retailer in China for Nisun ZMD’s strategic cooperation with Beijing Zhiyuan Zhonglian Industrial Co., Ltd (“Zhiyuan Zhonglian”). Zhiyuan Zhonglian also provided a deposit of approximately $1.6 million to secure its performance of its payment obligations with respect to the household products purchased for its account.

“We are pleased to discuss our recent business development activity,” Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International, commented. “The Company will continue to leverage its advantages and utilize its capital proceeds to invest and improve the supply chain dynamic while expanding scale. We remain committed to providing our clients with effective, high-quality supply chain solutions.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries and controlled companies, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating and creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com